EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	9/30/2014	9/30/2014
EARNINGS
Income Before Income Taxes	$890,471	$842,922	$678,690	$487,817	$635,650	$401,734	$270,128
Fixed Charges (as below)	283,540	269,886	248,026	245,446	215,548	165,957	117,640
Total Earnings	$1,174,011	$1,112,808	$926,716	$733,263	$851,198	$567,691	$387,768

FIXED CHARGES
Interest Expense	$241,134	$242,000	$221,976	$213,100	$182,046	$136,496	$96,937
Credit for Allowance for Borrowed Funds Used During Construction	16,506	3,786	2,350	9,046	10,102	6,061	3,153
Estimated Interest Element in Lease Rentals	25,900	24,100	23,700	23,300	23,400	23,400	17,550
Total Fixed Charges	$283,540	$269,886	$248,026	$245,446	$215,548	$165,957	$117,640

Ratio of Earnings to Fixed Charges	4.14	4.12	3.73	2.98	3.94	3.42	3.29